EXECUTIVE BOARD

P. Flynn

Chief Financial Officer

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Subject	Date
ING Groep N.V. Form 6-K for June 30, 2011, Filed on August 5, 2011 (File No. 001-14642)	September 20, 2011

Dear Mr. Rosenberg,

We are writing on behalf of ING Groep N.V. (the “Company”) in response to the comments contained in the September 6, 2011 letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Patrick Flynn, relating to the Form 6-K for June 30, 2011 filed on August 5, 2011 (the “Form 6-K”).

We appreciate the Staff’s careful review of our Form 6-K. We have attempted to carefully and thoroughly consider the Staff’s comments. For your convenience, we have restated your comments in full in bold type. Our response is designated with the letter “R”.

In connection with the Company’s responses to the Staff’s questions, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in the filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Amstelveenseweg 500, 1081 KL Amsterdam, The Netherlands P.O. Box 810, 1000 AV Amsterdam T +31 20 5415424 F +31 20 5418570 E patrick.flynn@ing.com	ING Groep N.V., registered office Amsterdam Trade Register no. 33231073 Amsterdam

BANKING	INVESTMENTS	LIFE INSURANCE	RETIREMENT SERVICES

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Please do not hesitate to call me at (011) 31-20-541-5424 or William D. Torchiana of Sullivan & Cromwell LLP at (011) 33 1 7304-5890 with any questions or comments concerning this response.

Very truly yours,

/s/ Patrick Flynn

cc:	Vanessa Robertson Lisa Vanjoske (Securities and Exchange Commission)
William D. Torchiana Joram M. Lietaert Peerbolte (Sullivan & Cromwell LLP)

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Notes to the condensed consolidated interim accounts

3 Investments

Exposure to debt securities

Greece, Ireland and Portugal, page 25

1.	Please tell us how you concluded that the Greek Government Bonds that were not in the scope of the Private Sector Initiative were not impaired as of June 30, 2011 under paragraph 58 of IAS 39.

R:	Paragraph 58 of IAS 39 includes the following:

“An entity shall assess at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets measured at amortised cost is impaired. If any such evidence exists, the entity shall apply paragraph 63 to determine the amount of any impairment loss.”

Further guidance on “objective evidence” is provided in paragraph 59 of IAS 39:

“A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. <…>”

Based on paragraphs 58 and 59 of IAS 39 a financial asset is impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have an impact on the estimated future cash flows of the financial asset that can be reliably estimated. Paragraph 59 of IAS 39 includes examples of such objective evidence, such as significant financial difficulty of the issuer, granting to the issuer a concession that the lender would not otherwise consider, probable bankruptcy, and the disappearance of an active market because of financial difficulties.

In previous reporting periods, the Company had carefully assessed the situation of its investments in Greek Government Bonds. It concluded that there was no objective evidence of impairment, as Greece had not missed any principal and/or coupon payments and there was no objective evidence of bankruptcy, restructuring and/or other concessions. Although Greece on itself was clearly in financial difficulty, it was continuously supported by the Euro-zone countries in the EU and by the IMF (“EU/IMF”). This continuous support by the EU/IMF, in exchange for internal and austerity measures related to the Greek economy, enabled the Greek government to meet its financial obligations and it was the Company’s expectation that Greece would, based on the EU/IMF support, continue to be able to do so.

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During the second quarter of 2011 it became more and more clear that (some of) the Euro-zone countries in the EU would only be willing to extend their financial support to Greece if and when the financial institutions that hold Greek Government Bonds would voluntarily participate in restructuring measures with regard to part of their investments. This new situation indicated that it may no longer be likely that the Company would receive all cash flows on its Greek Government Bonds when due, as it would either have to voluntarily accept certain losses or the EU/IMF would no longer support Greece, in which case Greece would be unable to meet its financial obligations.

On 21 July 2011, this situation was confirmed by the announcement that there was an agreement on further support of Greece by the EU/IMF in combination with and subject to a Private Sector Initiative. Under this Private Sector Initiative (the “Initiative”), financial institutions may voluntarily restructure or exchange their Greek Government Bonds maturing up to 2020. Although various alternatives exist under the Initiative, each alternative results in a loss (in terms of net present value of cash flows) of approximately 21% on bonds in scope of the Initiative. The Initiative specifically relates to Greek Government Bonds maturing up to 2020 only. The Company actively participated in and supported the Private Sector Initiative and intends to participate in the voluntary restructuring/exchange.

Based on the Initiative, the Company’s support thereof and the Company’s intended participation in the restructuring/exchange, it was determined that all bonds in scope of the Initiative, being Greek Government Bonds maturing up to 2020, were impaired as at 30 June 2011. As a result, the difference between the market value as at 30 June 2011 and amortised cost was recognised in the profit and loss account in the second quarter of 2011.

It was also concluded that Greek Government Bonds maturing after 2020 were not impaired. This was based on the following three key considerations:

•	No principal and/or coupon payments have been missed on these bonds.

•

Bonds maturing after 2020 are not in scope of the Initiative. As a result, there is no objective evidence that these will be restructured/exchanged or otherwise modified, either voluntary or mandatorily.

•

The extended EU/IMF support program, in combination with the Initiative, provided further objective evidence of continuing financial support to Greece by the EU-IMF and, therefore, of Greece’s ability to continue to meet its financial obligations.

As a result, the Company concluded that there was no objective evidence as of June 30, 2011 and as of the date of publication of the June 30, 2011 results, that it would not receive all contractual cash flows when due on its Greek Government Bonds maturing after 2020 and, therefore, that there was no objective evidence of impairment under paragraphs 58 and 59 of IAS 39.

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